Commtouch Appoints Shlomi Yanai as CEO

Former SafeNet Executive Brings Deep Industry Expertise and Strong Performance Track Record

Sunnyvale, CA, October 24, 2011 -- The Board of Directors of Commtouch® (Nasdaq: CTCH) announced today that it has appointed Shlomi Yanai as chief executive officer.

Mr. Yanai was previously the vice president of corporate development strategy at SafeNet, a global leader in information security. He led SafeNet's strategic decisions regarding product and solution partnerships, as well as mergers and acquisitions. Mr. Yanai also served as the vice president for the rapidly-growing authentication business unit and award-winning two-factor authentication solutions at SafeNet, Inc. and Aladdin Knowledge Systems, which merged with SafeNet. Prior to Aladdin, Mr. Yanai managed the product team of BMC Software’s security division, specializing in identity and password management systems. Mr. Yanai holds a B.S. in mathematics and computer science and an MBA from Ben Gurion University in Israel.

“We are pleased to have someone of Shlomi's caliber take the helm at Commtouch,” said Lior Samuelson, chairman of Commtouch’s board of directors. “Shlomi is the right person to lead the company, implement the company’s strategy moving forward, and take advantage of the significant market opportunities ahead.”

“I am honored and excited to take on the leadership role at Commtouch,” said Mr. Yanai. “Commtouch has significant product and market traction in the Internet security space, and I look forward to further developing that, and to meeting the challenges and opportunities ahead."

Mr. Yanai will be replacing Ido Hadari, who joined the company in 2008 and is leaving the company to pursue new opportunities.

“On behalf of the entire board, I would like to thank Ido for his broad-ranging accomplishments and contributions to Commtouch,” Mr. Samuelson said. “We very much appreciate his hard work and dedication, and wish him every success in his future endeavors.”

Commtouch expects to announce earnings for the quarter ended September 30, 2011 as scheduled on November 2, 2011 and will hold its investor conference call at 10 am eastern time on that date.

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. A cloud-security pioneer, Commtouch’s real-time threat intelligence from its GlobalView™ Network powers Web security, messaging security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at http://www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

Company Contact:
Ron Ela
Chief Financial Officer
Tel: (US) 650-864-2291
(Int’l) +972-9-8636813
ron.ela@commtouch.com

International Investor Relations Contact
Ehud Helft / Kenny Green
CCG Investor Relations
Tel: (US) 1-646-201-9246
(Int’l) +972-3-607-4717
commtouch@ccgisrael.com